

10031320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Lalos 212 656 8609
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

2010 JUN -1 PM 12: 18
RECEIVED
SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

AB 6/10

OATH OR AFFIRMATION

I, Peter F. Lallos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Securities, L.L.C., as of February 22, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[illegible]
Notary Public - Kings County
No. 01T[illegible]6115336
Qualified In Kings County
Certificate Filed in New York County
My Commission Expires September 7, 2012

Notary Public

Signature

Financial and Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Archipelago Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Archipelago Securities, LLC (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2010

Archipelago Securities, LLC
Statement of Financial Condition
December 31, 2009

($ in thousands)

Assets		
Cash and cash equivalents	$	18,065
Receivables from clearing organizations		7,426
Receivables from related parties		15,068
Other assets		362
Total assets	$	40,921
Liabilities and Member's Equity		
Liabilities		
Payables to brokers, dealers, and exchanges	$	1,124
Payables to related parties		9,552
Income tax payable		5,099
Other payables		331
Total liabilities		16,106
Member's equity		24,815
Total liabilities and member's equity	$	40,921

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Operations
Year Ended December 31, 2009

($ in thousands)

Revenues		
Routing fees	$	151,290
Clearing fees		13,849
Activity assessment fees		5,146
Interest and other		113
Total revenues		170,398
Expenses		
Routing charges		150,197
Section 31 fees		5,145
Clearance, brokerage and other transaction expenses		14,647
General and administrative		179
Total expenses		170,168
Income before income tax provision		230
Income tax provision		52
Net income	$	178

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2009

($ in thousands)

Balance as of December 31, 2008	$	29,637
Net Income		178
Distribution to Parent		(5,000)
Balance as of December 31, 2009	$	24,815

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2009

($ in thousands)

Cash flows from operating activities		
Net income	$	178
Change in assets and liabilities		
Decrease (increase) in operating assets		
Receivables from clearing organizations		(100)
Receivables from related parties		(6,360)
Other assets		(169)
Increase (decrease) in operating liabilities		
Payables to brokers, dealers and exchanges		(6,266)
Payables to related parties		(28,371)
Income tax payable		5
Other payables		187
Net cash used in operating activities	$	(40,896)
Cash flows from financing activities		
Distribution to Parent		(5,000)
Net cash used in financing activities		(5,000)
Net decrease in cash and cash equivalents		(45,896)
Cash and cash equivalents		
Beginning of year		63,961
End of year	$	18,065

The accompanying notes are an integral part of these financial statements.

($ in thousands)

1. Organization and Nature of Operations

Archipelago Securities, LLC (the "Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly owned subsidiary of Archipelago Holdings, Inc. (the "Parent" or "Member"), a Delaware corporation. Effective April 4, 2007, the Parent became a wholly-owned subsidiary of NYSE Euronext ("NYX").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and NYSE Arca, Inc. ("Arca") for trading of options. The Company primarily acts as a routing agent of ArcaEx, the New York Stock Exchange ("NYSE"), which is a wholly owned subsidiary of NYX, and PCX by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company also clears transactions on behalf of ArcaEx, Arca, NYSE, and Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounting Changes
On June 30, 2009 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. ("ASU") 2009-01 to the FASB Accounting Standards Codification ("ASC" or the "Codification") establishing the Codification as the source of authoritative principles and standards recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SEC rules and interpretative releases continue to be sources of authoritative U.S. GAAP for SEC registrants. Going forward, the FASB will issue ASUs instead of Statements, FASB Staff Positions ("FSPs") or Emerging Issues Task Force ("EITF") abstracts. While not authoritative in their own right, ASUs will serve to update the Codification, provide background information about the guidance, and provide the rationale for the change(s) in the Codification.

The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. References to authoritative accounting guidance made in these financial statements reflect either FASB Codification topic or sub-topic description, as appropriate.

The adoption of the Codification did not have an effect on the Company's financial condition.

($ in thousands)

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2009, the cash held in banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2009 include $15,517 invested in tax- exempt money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned.

Securities Transactions
Revenues and related expenses, which consist of routing charges and clearance, brokerage and other transaction expenses, are accounted for on a trade date basis.

Estimated Fair Value of Financial Instruments
The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables and payables) approximates their carrying value. When measuring fair value, the Company indentifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.
- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2009, our cash and cash equivalents of $15,517 that are classified as Level 1 include investments in money market funds, for which there are quoted prices in active markets.

Income Taxes
The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns of income of the Parent. The Company has provided for income taxes as if the Company was filing separate returns for the year ended December 31, 2009.

($ in thousands)

Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

3. Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a mark up of actual routing costs charged by other execution venues. For the year ended December 31, 2009, this fee totaled $151,290 of which $14,390 was receivable as of December 31, 2009.

The Company performs clearing services on behalf of affiliates. For the year ended December 31, 2009, the Company charged affiliates $13,849 for clearing services of which $678 was receivable as of December 31, 2009.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services.

The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

4. Income Taxes

The provision for income taxes for the year ended December 31, 2009 consisted of:

Current	
Federal	$ 35
State	17
Income tax provision	$ 52

The Company's effective tax rate differs from the federal statutory rate mainly due to the effects of state and local taxes.

($ in thousands)

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2009, the Company's net capital of $8,604 thousand was $8,354 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

6. Legal Matters

On December 18, 2009, the Company received a "Wells Letter" from FINRA. The letter noted that the FINRA staff had made a preliminary determination to recommend disciplinary action, pursuant to NASDAQ Rule 3010, for deficiencies with regard to the Company's supervisory and written supervisory procedures related to the prevention of erroneous equity orders and transactions and non-meritorious Clearly Erroneous transaction complaints. The Company responded on January 28, 2010, submitting a letter brief as well a number of documentary exhibits evidencing our policies, processes and procedures. FINRA's response to the matter is pending. The ultimate outcome of the FINRA matter cannot reasonably be determined at this time.

7. Subsequent Events

On January 21, 2010, NYSE Euronext received an SEC notice of inspection of ARCA and the Company, related to a self-disclosed testing error that occurred on January 11, 2010. NYSE Euronext is cooperating fully with the SEC. At this time, the ultimate outcome of the SEC inspection cannot be reasonably determined. FINRA was also notified of the testing error. NYSE Euronext has been similarly cooperative with that entity.

Supplementary Information

Archipelago Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009 — Schedule I

($ in thousands)

Net capital		
Total member's equity	$	24,815
Nonallowable assets, deductions and charges		
Receivables from related parties		15,068
Other assets		362
Excess deductible provision of fidelity bond		470
Total nonallowable assets, deductions and charges		15,900
Net capital before haircuts		8,915
Haircuts on cash equivalents		(311)
Net capital	$	8,604
Computation of basic net capital requirements		
Minimum net capital required	$	250
Excess net capital	$	8,354
Percentage of net capital to aggregate debits		N/A

There is a difference between total member's equity on the statement of financial condition and the computation of net capital. The difference arises due to a reversal an adjustment which has been reflected in our 2008 filing. Additionally, as a result of a new fidelity bond an excess deductible provision was taken against net capital as filed February 2, 2010.

Reconiliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2009)		
Net Capital as reported in the Company's Part II (Unaudited) FOCUS report	$	9,251
Audit adjustments:		
Equity adjustment		(177)
Excess deductible provision		(470)
Net Capital per above		8,604

Archipelago Securities, LLC
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 — Schedule II

Credit Balances		
1.	Free credit balances and other credit balances in customers' security accounts	$ -
2.	Monies borrowed collateralized by securities carried for the accounts of customers	
3.	Monies payable against customers' securities loaned	
4.	Customers securities failed to receive	
5.	Credit balances in firm accounts which are attributable to principal sales to customers	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	
7.	Market value of short securities count differences over 30 calendar days old	
8.	Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or or the issuer during the 40 days	
10.	Other (List)	
11.	Total Credits	$ -
Debit Balances		
12.	Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ -
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
14.	Failed to deliver of customers' securities not older than 30 calendar days	
15.	Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts	
16.	Margin related to securitiy futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization	
17.	Other (List)	
18.	Aggregate debit items	
19.	Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))	
20.	Total 15c3-3 Debits	
21.	Excess of total debits over total credits	
22.	Excess of total credits over total debits	
23.	Required deposit	$ -

Archipelago Securities, LLC
Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 — Schedule III

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	
A.	Number of items	None

There were no material differences between the audited Computation for determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 Part IIA FOCUS filing dated as of February 2, 2010.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Member of Archipelago Securities, LLC:

In planning and performing our audit of the financial statements of Archipelago Securities, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.



A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

Archipelago Securities, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2009